8755 West Higgins Road, Suite 500

Chicago, Illinois 60631

July 5, 2016

Mr. Russell Mancuso

Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street

Washington, DC 20549

Subject:      Littelfuse, Inc.

Form 10-Q for fiscal quarter ended April 2, 2016

Comments dated June 20, 2016

File No. 000-20388

Dear Mr. Mancuso:

We have received and reviewed the Staff’s letter dated June 20, 2016 to Mr. Gordon Hunter regarding your comments related to our Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2016 (the “Form 10-Q”) filed by Littelfuse, Inc. (“Littelfuse” or the “company”) on May 6, 2016. Below is our response to the Staff’s comment. For your convenience, we repeat the Staff’s comment prior to the response.

Form 10-Q for Fiscal Quarter Ended April 2, 2016

Comment 1

We note your response to prior comment 1; however, it remains unclear how your disclosure regarding “increasing global demand for passenger and commercial vehicles” is complete if, as you indicate in your May 5, 2016 conference call, the North American heavy-duty truck market is a key driver for this business and market demand has “slowed considerably.” Please ensure that your future filings include these types of developments to the extent required by Regulation S-K Item 303 and applicable Rules. Also, please tell us the authority on which you rely for your conclusion that events affecting your results need not be disclosed if they are offset by other developments as suggested by the fifth paragraph of your response.

Response

The North American heavy-duty truck market is one sales market for the Littelfuse commercial vehicle products business, which is one of three businesses comprising the company’s automotive segment. Demand in the North American heavy-duty truck market had slowed, affecting the commercial vehicle product business, while other businesses such as the passenger car products were not affected by it. While the North American heavy-duty truck market may be a growth driver for the company’s commercial vehicle products business, a decline in the North American heavy-duty truck market was not expected to have a material effect on the liquidity, capital resources or results of operations of the automotive segment. As reflected in the company’s segment information reported in the Form 10-Q for the for the fiscal quarter ended April 2, 2016, the automotive segment’s net sales and operating income for that quarter were higher than in the comparable quarter of the previous year. The company did not consider the decline in the North American heavy-duty truck market during the quarter to be material to the financial condition of the company as a whole or of the automotive segment.

The company’s disclosure pursuant to Regulation S-K Item 303 is shaped by the materiality framework of that Item. For interim periods, Regulation S-K Item 303(b) generally requires a “management's discussion and analysis of the financial condition and results of operations shall be provided so as to enable the reader to assess material changes in financial condition and results of operations” from the prior year. Instruction 3 to Item 303(b) also identifies materiality as a threshold for required disclosure, “The discussion and analysis required by this paragraph (b) is required to focus only on material changes. Where the interim financial statements reveal material changes from period to period in one or more significant line items, the causes for the changes shall be described if they have not already been disclosed….”

Release 33-8350 (December 19, 2003) (the “Release”), entitled “Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations” also provides guidance regarding the company’s disclosures under Item 303. As stated in section III.B. (entitled “The Content and Focus of MD&A”) of the Release, “Disclosure [in the MD&A] should emphasize material information that is required or promotes understanding….” Section III.B.2. (entitled “Focus on Materiality”) of the Release goes on to state, “MD&A must specifically focus on known material events and uncertainties that would cause reported financial information not to be necessarily indicative of future operating performance or of future financial condition. Companies must determine, based on their own particular facts and circumstances, whether disclosure of a particular matter is required in MD&A.”

The company did not determine the decline in the North American heavy-duty truck market during the quarter to be material under Item 303 and as a consequence did not determine that its disclosure was required in Part I. Item 2. of the Form 10-Q.

Littelfuse acknowledges its responsibility to disclose in its future filings the types of developments referenced in the Staff’s letter to the extent required by Regulation S-K Item 303 and the applicable Rules. It will analyze developments with respect to their disclosure in Forms 10-Q (or Form 10-K, as applicable) pursuant to Item 303, and it will provide appropriate disclosure in the Management's Discussion and Analysis sections of those filings.

With respect to the suggestion that the company had concluded that events affecting results need not be disclosed if they are offset by other developments, the company wishes to clarify that it has not reached such a conclusion. The company’s response noted that the referenced sales increase was immaterial; for clarification, such immateriality was the reason the company did not determine disclosure was required under Item 303. The company acknowledges that a sales decrease could be material and warrant disclosure pursuant to Item 303 regardless of whether it is offset by replacement sales or other sales.

Form 10-Q for Fiscal Quarter Ended April 2, 2016 – Comment 2

We note your statements in your response regarding a decline in market pricing in the potash industry and the subsequent shutdown of the potash mine of one of your significant customers. You appear to indicate that these events will have “some impact” but you have not reached a conclusion that there is a trend. We also note your response that you have not yet quantified the effects of some events. Please see the statement in Release 33-8350 (December 19, 2003) that “disclosure of a trend, demand, commitment, event or uncertainty is required unless a company is able to conclude either that it is not reasonably likely that the trend, uncertainty or other event will occur or come to fruition, or that a material effect on the company’s liquidity, capital resources or results of operations is not reasonably likely to occur.” Please expand your response to clarify the authority on which you rely to conclude that these events need not be disclosed and discussed in your filing.

Response

In connection with the Form 10-Q, the company did not conclude that there was a disclosable trend regarding the market pricing in the potash industry. As disclosed in the Management's Discussion and Analysis of the company’s Form 10-K for fiscal year ended January 2, 2016, “higher custom product sales benefited from some recovery in the potash mining end market.” In the first quarter of 2016, the company’s potash industry sales declined. The company had not identified a trend based on this change in sales trajectory for the first quarter; it also had concluded that the uncertainty regarding market pricing in the potash industry was not reasonably likely to have a material effect on the company’s liquidity, capital resources or results of operations. Management will continue to analyze the potash industry markets and will disclose in the company’s future filings any related trend or uncertainty as described in the above-quoted portion of the Release.

With respect to the non-quantification of the impact of certain events, the company acknowledges the uncertainty regarding the effects of those events. While the company cannot quantify the potential impact of these events and uncertainties, it has concluded that the impact was not reasonably likely to have a material effect on the company’s liquidity, capital resources or results of operations.

Going forward, Littelfuse management will continue to analyze appropriate items with respect to their disclosure in Form 10-Q (or Form 10-K, as applicable) pursuant to Item 303 and Release 33-8350. The company will provide additional detail in the MD&A and the Outlook sections as necessary to describe material items, including if appropriate those disclosed or discussed in the related earnings press release or those it expects it may discuss on the related conference call.

In connection with our response, we acknowledge that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions regarding these matters at 773-628-0616.

Sincerely,

/s/ Meenal A. Sethna
Meenal A. Sethna
Executive Vice President and Chief Financial Officer

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